SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.      Description

Exhibit No. 1    Trading Update released on 6 December, 2005
Exhibit No. 2    Directorate Change released on 15 December, 2005

Exhibit No. 1

                        The Rank Group Plc trading update
                         48 weeks to 25th November 2005

Since the half-year, the trading performance of the group has followed similar trends to those witnessed in the first half. Revenues are up year-on-year, but operating costs are higher and sportsbook margins remain weak. As a consequence we expect adjusted profit before tax for continuing operations to be slightly lower than in 2004.

Gaming

In Mecca UK, revenue for the year to date is broadly flat, driven by 6% growth in spend per head and a 6% fall in admissions. Operating margin remains under pressure from labour and energy related cost inflation. Top Rank Espana, the Spanish bingo operation, continues to deliver steady growth.

In Grosvenor Casinos, we have generated 3% growth in revenue for the year-to-date, with admissions up 9% but handle per head down 7%. Revenue growth has accelerated since the start of October as a result of higher admissions and increased contributions from slot machines. However, it is too early to ascribe with precision how much of this may be driven by the changes in gambling regulations, due to current levels of promotional activity in the business.

Since the half-year we have secured a licence for a new casino in Stockton-on-Tees, bringing the total of new licences granted this year to six. Applications are in place for a further four casinos.

Blue Square's performance has stabilised following a weak first half. In sports betting, win margins remain down year-on-year but we are generating strong customer and volume growth in on-line gaming, largely from our casino, poker room and bingo products.

Hard Rock

At Hard Rock we have generated 4% growth year-to-date in like-for-like sales (company-owned operations only) with food and beverage up 5% and merchandise ahead by 1%. Strong trading at the relocated Hard Rock Cafe New York (which opened in September) contributed to this performance.

Hard Rock Casinos and Hard Rock Hotels continue to drive revenue growth within franchised operations, albeit at a slower rate than in the first half (which benefited from the year-on-year impact of the opening of the Seminole casinos in May 2004).

Deluxe Film

Deluxe Film has performed well, with Film Laboratories delivering year-on-year growth in footage processed and distributed. Creative Services continues to be the main driver of profit growth and is well positioned to take advantage of developments in the digital sector of the market.

Sale of Deluxe Film and sale of Deluxe Media Services

We are making steady progress with the planned sales of both Deluxe Film and Deluxe Media Services. We have preferred but not exclusive bidders for each business.

-Ends-

Enquiries:

The Rank Group Plc
Dan Waugh, director of investor relations: +44 (0) 20 7535 8031

The Maitland Consultancy
Suzanne Bartch: +44 (0) 20 7379 5151

Exhibit No. 2

                            The Rank Group Plc
                        Appointment to the Board

The Rank Group Plc ("Rank") announces the appointment of John Warren to the Board of Rank as a Non-executive director with effect from 1 January 2006. He will also join Rank's Audit Committee.

John Warren, aged 52, was Group Finance Director of WH Smith PLC until March 2005 and his previous appointments include Group Finance Director of United Biscuits Holdings plc and non-executive directorships of RAC plc and Rexam plc.

Alun Cathcart, Chairman of Rank, said: "My colleagues and I are delighted to welcome John Warren as a member of the Rank Board. His extensive business experience and, in particular, his expertise in finance, will provide valuable contributions to the Group."

Rank confirms that there is no information to be disclosed under the requirements of Listing Rule 9.6.13 in relation to this appointment.



Enquiries:

The Rank Group Plc                     020 7535 8000
Pamela Coles, Company Secretary

Press enquiries:
The Maitland Consultancy               020 7379 5151
Suzanne Bartch

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  19 December 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary